Via Facsimile and U.S. Mail
Mail Stop 4720

June 5, 2009

Timothy G. Frommeyer
Senior Vice President and Chief Financial Officer
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, OH 43215

**Re:	Nationwide Financial Services, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2008
	Filed March 2, 2009
	Form 10-Q for the Quarterly Period Ended March 31, 2009
	Filed May 8, 2009
	File Number: 001-12785**

Dear Mr. Frommeyer:

	We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Sales, page 41

1.	As it appears that "sales" represents the receipt of customer funds recognized as premiums and deposits for statutory accounting practices, please consider renaming "sales" to something more descriptive and will not be confused with sales as commonly used by many companies for an income statement caption. We recognize that you have used the term "sales" for many years. For a limited time to transition to the use of a new term, we would envision that you would explain in your filing that you previously used the term "sales." Please also revise your disclosure to include a reconciliation that starts with premiums and deposits as recognized by statutory accounting practices and provides line items that adjust those premiums and deposits to arrive at "sales" for each period presented.

2. Notwithstanding comment one above, please include a head or foot note in Item 6 Consolidated Selected Financial Data that briefly describes the nature of the term that you currently refer to as "sales" and provides a cross reference to the section in MD&A where you describe this term.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
b. Valuation of Investments, Investment Income and Related Gains and Losses, page F-9

3. You disclose that you use brokers or pricing services to assist you in determining fair values for your investments. Please revise your disclosure to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

   - The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

   - The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

   - Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

   - The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

   - Whether the broker quotes are binding or non-binding; and

   - The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value

Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Note 6. Investments, page F-40

4. Please expand your disclosure to provide an explanation as why you do not consider non-investment grade fixed maturity securities in an unrealized loss position for 12 months or more that are below 80% of cost to be other-than-temporarily impaired as of December 31, 2008. In addition, please disclose:

- the weighted average percentage of fair value to cost for these securities; and
- whether any of them in an unrealized loss position are delinquent in their cash payments (interest or principal), and if so, disclose the amount of unrealized loss amount for these securities and why you believe an impairment is not necessary.

Note 11. Variable Annuity Contracts, page F-55

5. Please revise to include the disclosure required by paragraphs 38.d (1) & (2) and 38.f of SOP 03-1 or tell us where these disclosures are in the filing.

Form 10-Q for the Period Ended March 31, 2009

Note 5. Fair Value Measurement, page 10

6. Please revise your disclosure to clarify how you weight the results of multiple valuation techniques. Address whether your analysis is more of a reasonableness test to confirm the prices received from independent pricing services or if you actually calculate the fair value of an investment by assigning proportional amounts (weights) to each value obtained from the multiple valuation techniques. If you do the latter, please explain why you believe there is objective and reliable evidence to support the relative weighting of the multiple valuation techniques. If the different techniques result in significantly different values, please explain why it is appropriate to weight the different results rather than evaluate each methodology and assumptions to determine what is causing the differences and then either adjusting the methodology assumptions or eliminating the methodologies that do not appear to be appropriate.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant